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                                                                  exhibit (e)(4)


                         AMENDED AND RESTATED AGREEMENT

     THIS AMENDED AND RESTATED AGREEMENT (this "Agreement") is made as of May 12, 2002 between Lands' End, Inc., a Delaware corporation (together with its successors and assigns, the "Company"), and David F. Dyer ("Executive") and amends and restates the Agreement between the Company and Executive dated December 11, 1998 (the "Original Agreement").

     1. Employment. The Company agrees to employ Executive and Executive accepts such employment for the period beginning as of the date of the Original Agreement and ending as set forth in Section 1(c) hereof (the "Employment Period").

     (a) Position and Duties.

     (i) During the Employment Period, Executive shall serve as the President and Chief Executive Officer of the Company and shall have the normal duties, responsibilities and authority of the President and Chief Executive Officer, including, without limitation, control of all aspects of the daily operations of the Company, subject to the power of the Company's Board of Directors (the "Board") to expand or limit such duties, responsibilities and authority and to override actions of the President and Chief Executive Officer. It is the intention of the parties that Executive shall be elected to and serve as a member of the Board during the Employment Period.

For purposes of this Agreement, if a Sale of the Company shall occur in which another corporation ("X Co."), either directly or through a subsidiary, shall become the parent, or the "ultimate" parent of the Company, as the case may be, then any references in this Agreement to "Parent" shall mean X Co., either as the direct owner of the Company or the ultimate owner through such subsidiary. If a Sale of the Company involves an acquisition of the Company by a Parent, it is the intention of the parties that in addition to the positions of President and Chief Executive Officer of the Company, Executive shall be appointed an officer of the Parent.

     (ii) Executive shall report to the Board and Executive shall devote his full business time and attention to the business and affairs of the Company and its subsidiaries, provided that after a Sale of the Company, Executive shall report directly to the Chief Executive Officer (the "CEO") of the Parent. Anything herein to the contrary notwithstanding, nothing shall preclude Executive from (A) serving on the boards of directors of a reasonable number of other corporations (as disclosed to and approved by the Board) or the boards of a reasonable number of trade associations and/or charitable organizations, (B) engaging in charitable activities and community affairs, and (C) managing his personal investments and affairs, provided that such activities do not materially interfere with the proper performance of his duties and responsibilities as the Company's President and Chief Executive Officer.

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     (b) Salary, Bonus and Benefits.

     (i) Promptly upon the commencement of the Employment Period, the Company paid Executive a cash signing bonus of $300,000.

     (ii) During the remainder of the Employment Period commencing on the date of this Agreement, the Company will pay Executive a base salary (the "Annual Base Salary") of at least $600,000 per annum, subject to any increase as determined by the Board from time to time. The Annual Base Salary shall be payable in accordance with the regular payroll practices of the Company but, in any event, no less frequently than monthly.

     (iii) During the remainder of the Employment Period commencing on the date of this Agreement, Executive shall be entitled to participate in the Company's Annual Incentive Plan, as in effect from time to time, with a target performance level equal to at least 120% of his Annual Base Salary or such greater percentage as determined by the Compensation Committee of the Board, except in the event of the Sale of the Company then Executive shall be entitled to participate in the Company's or Parent's Annual Incentive Plan, as in effect from time to time, with a target performance level equal to at least 85% of his Annual Base Salary. In addition, the Board or the Compensation Committee of the Board may award a special or additional bonus to Executive in its sole discretion from time to time. In the event of a Sale of the Company in calendar year 2002, there shall be a pro-ration of the bonus such that Executive shall be paid a bonus based on 120% of Annual Base Salary for the period from February 1, 2002 through the date of the Sale of the Company and another bonus based on 85% of Annual Base Salary for the period from the date of the Sale of the Company through December 31, 2002.

     (iv) On October 27, 1998, the Performance Compensation Committee of the Board awarded Executive (A) an option on 400,000 shares of the Company's common stock and (B) subject to the approval by the Company's stockholders of certain amendments to the Company's stock option plan, an option on 600,000 shares of the Company's common stock.

     (v) During the Employment Period, Executive shall be entitled to participate in all employee pension and welfare benefit plans and programs made available to the Company's senior level executives or to its employees generally, as such plans or programs may be in effect from time to time, including, without limitation, pension, profit sharing, savings and other retirement plans or programs, medical, dental, hospitalization, short-term and long-term disability and life insurance plans, accidental death and dismemberment protection, travel accident insurance, and any other pension or retirement plans or programs and any other employee welfare benefit plans or programs that may be sponsored by the Company and/or, on a selected basis, plans of the Parent from time to time, including plans that supplement the above-listed types of plans or programs, whether funded or unfunded.

     (vi) During the Employment Period, Executive shall participate in all benefits and perquisites available to senior executives of the Company at levels, and on terms and

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conditions, that are commensurate with his positions and responsibilities at the
Company, and shall receive such additional benefits and perquisites as the Board may, in its sole discretion, from time to time provide.

     (vii) During the Employment Period, Executive shall have use of the Company's plane in commuting between Florida and Wisconsin and, in the event of a Sale of the Company, use of the Company's or the Parent's plane for such commute.

     (viii) During the Employment Period, Executive shall be eligible to participate in any long-term incentive plans of the Company and its affiliates (including the Parent), as in effect from time to time, in which other senior executives of the Company are eligible to participate, with benefits that are no less favorable than those provided to such other executives.

     (c) Separation.

     (i) Except as hereinafter provided, the Employment Period shall continue until, and shall end upon, the third anniversary of the date of this Agreement; provided that the Employment Period shall be automatically extended for additional one-year periods unless written notice of intent not to renew is delivered by either party to the other party at least 6 months prior to the end of the Employment Period; provided further that upon a Sale of the Company, the Employment Period shall be automatically extended until the second anniversary of the Sale of the Company in the event that such anniversary occurs after the last day of the Employment Period as in effect immediately prior to the Sale of the Company. Notwithstanding the foregoing, the Employment Period shall end early upon Executive's death, Disability or resignation or at such time as the Board determines to terminate Executive's employment (a "Separation"). A Separation, other than a resignation by Executive for Good Reason or a termination by the Company for Cause, death or Disability, shall only be effective upon 30 days notice by Executive or the Company, as applicable. Executive agrees that he will resign from the Board upon the effective date of any Separation. A voluntary resignation by Executive shall not be deemed to be a breach of this Agreement.

     (ii) If Executive's employment is terminated by the Company for Cause, by Executive without Good Reason or upon the expiration of the Employment Period other than as a result of a Separation, Executive shall be entitled to (A) salary at an annual rate equal to his Annual Base Salary through the date of Separation, (B) the balance of any incentive awards and any amounts or benefits provided under Sections 1(b)(i), 1(b)(v), 1(b)(vi) and 9(a) hereof which he would otherwise be entitled to receive as of the date of Separation, but which have not theretofore been paid, (C) payment with respect to unused vacation time in accordance with the Company's policy and (D) all other rights and benefits in which Executive is vested or entitled to under the plans, agreements or policies of the Company or any affiliate (including the Parent) or by law as of the Separation or the expiration of the Employment Period, including, without limitation, Section 1(b)(viii).


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     (iii)  If Executive's employment is terminated as a result of Executive's death, his estate or beneficiaries (as the case may be) shall be entitled to the payments and benefits described in Section 1(c)(ii) and Section 1(c)(vi)(B) hereof and, in addition, Executive's family members shall be entitled to participate for one year in the retiree medical plan of the Company or the Parent, as the case may be, as such may be in effect at the time to the extent such family members were participating in the Company's or Parent's employee medical plans as of the date of Executive's death, on terms and conditions no less favorable than those applying to similarly situated individuals in the retiree medical plan and with COBRA benefits commencing thereafter.

     (iv) If Executive's employment is terminated as a result of Executive's Disability, he shall be entitled to the payments and benefits described in
Section 1(c)(ii) and Section 1(c)(vi) hereof.

     (v) If Executive's employment is terminated by the Company without Cause or Executive resigns with Good Reason:

          (A) Executive shall be entitled to the payments and benefits described in Sections 1(c)(ii) and 1(c)(vi) hereof; and

          (B) The Company shall pay Executive as salary continuation, an amount (the "Severance Payment") equal to two times the sum of (i) Executive's then applicable Annual Base Salary (before any reduction that resulted in a resignation with Good Reason) plus (ii) clause (A) or (B), whichever is applicable: (A) 140% of Executive's target bonus (120% of Annual Base Salary) if Separation occurs prior to the Sale of the Company or, after a Sale of the Company, but during the Company's current fiscal year 2003 or (B) if (A) does not apply, 100% of Executive's Target Bonus (85% of Annual Base Salary) if Separation occurs after the Sale of the Company and during the Parent's fiscal year 2003 or any fiscal year thereafter. This Severance Payment will be paid out over 24 months in accordance with the normal payroll cycle of the Company, but in no case less frequently than monthly (the "Salary
Continuation Period").

     (vi) In addition to the other benefits set forth in this Section 1(c), if
(I) Executive's employment is terminated (x) by the Company without Cause, (y) by Executive with Good Reason or (z) upon Executive's death (but in the event of death only with respect to subclause (B) below) or Disability, (II) there is an expiration of this Agreement by virtue of Section 1(c)(i) or (III) Executive's place of employment is relocated more than 35 miles from its current location (but in the event of such relocation only with respect to subclause B below), then Executive shall be entitled to the following:

          (A) The Company shall use its commercially reasonable efforts so that, during the Salary Continuation Period, if applicable, Executive and his spouse may participate, at the same cost and expense as other

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               similarly situated executives of the Company, in the Company's or any affiliate's (including the Parent's) health and medical insurance policies, as such may be in effect from time to time, with benefits comparable to benefits provided to senior level executives of the Company; provided that, if Executive is not at least age 65 at the cessation of the Salary Continuation Period or is not eligible under this Agreement for a Severance Payment, Executive shall be deemed to have met the minimum age and service requirements for retiree medical coverage in the retiree medical plan as such may be in effect at the time and Executive and his spouse may participate in that plan until the earlier of Executive's 65th birthday or his death, at the same cost and expense as similarly situated individuals in the retiree medical plan; and

          (B) If Executive (or his estate or his beneficiaries) so elects by written notice to the Company within 60 days after Separation or expiration of this Agreement or such relocation, the Company shall, as soon as practicable thereafter, purchase and Executive shall sell, Executive's real property, including the buildings and improvements thereon, located in Dodgeville, Wisconsin (the "House") at a purchase price equal to the greater of (1) $1.1 million and (2) the fair market value of the House as determined by an appraiser jointly selected by the Company and Executive, subject to customary prorations of real estate taxes, provided that, in the event of the Sale of the Company, the successor Company shall purchase and Executive shall sell the House, if he or his estate or beneficiaries so elect by written notice to the successor Company within 60 days after Separation or expiration of this Agreement or such relocation, at a purchase price equal to the greater of (1) the original price of the House that was paid by Executive plus any additional basis created subsequent to the purchase and (2) the fair market value of the House as determined by an appraiser jointly selected by the Company and Executive, subject to customary prorations of real estate taxes. The Company shall pay all real estate transfer taxes in connection with the contemplated transfer of the House. Executive shall convey to the Company or the Company's designee good and marketable fee simple title to the House by recordable, general warranty deed, with release of homestead rights (or trustee's deed or other appropriate deed if title is in a trust or estate), subject only to general real estate taxes not yet due and payable and such other exceptions which, in the Company's reasonable opinion, do not interfere with the use or marketability of the House. If, prior to the closing, the improvements on the property are destroyed or materially damaged by fire or other casualty, the Company shall have the option of terminating its obligation to purchase the House or of accepting the House as damaged or destroyed, together with

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                 the proceeds of any insurance payable as a result of the
                 destruction or damage, which proceeds Executive agrees to assign for payment to the Company. In addition, in the event of a Sale of the Company and a relocation described in the introductory paragraph of this Section 1(c)(vi), the Parent agrees to reimburse Executive for the costs of his relocation in accordance with the Parent's programs or policies.

     (vii) Notwithstanding the foregoing, the Board or the CEO of the Parent, as the case may be, may remove Executive as an officer of the Company or the Parent at any time (it being understood that such removal would constitute Good Reason).

     (viii) For purposes hereof, "Cause" means:

            (1)  Executive is convicted of a felony; or

            (2) in the course of carrying out his duties to the Company, Executive engages in conduct that constitutes willful dishonesty, moral turpitude, knowing violation of law (other than any violation of law committed in good faith by Executive and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and with respect to which he had no reasonable cause to believe his conduct was unlawful at the time the action was taken), willful refusal to carry out reasonable lawful directions from the Board or, if applicable, the CEO of the Parent, gross neglect of duties or willful gross misconduct; provided, in each case described in this clause
                 (2), that the Board or, if applicable, the CEO of the Parent determines in good faith that such conduct has resulted or is likely to result in material harm to the Company.

            There shall be no termination for Cause without Executive's first being given written notice describing in detail the grounds on which the proposed termination is based and a reasonable opportunity to be heard and, if circumstances permit, to cure.

     (ix) For purposes hereof, "Good Reason" means the occurrence of any of the following events without the written consent of Executive:

            (1) a material diminution of Executive's duties or the assignment to him of duties that are inconsistent in any substantial respect with the position, authority, or responsibilities associated with the positions of President and Chief Executive Officer; provided that the occurrence of a Sale of the Company in and of itself and any consequences that are a direct result thereof (including without limitation, if applicable, the impact of the cessation of the status of the Company as a public reporting and NYSE listed company or a

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            (1)  change in the reporting relationship such that Executive reports directly to the CEO of the Parent);

            (2) the failure of the Company to accord to Executive the title, authority and responsibilities of President and Chief Executive Officer or the failure of the Company to continue Executive as President and Chief Executive Officer (other than in connection with a termination for Cause), provided that in the event of a Sale of the Company, Executive's titles may be changed without constituting grounds for Good Reason if (1) the change in title(s) does not result in a diminution in Executive's duties, responsibilities or authority and (2) Executive continues to be the sole top executive at the Company;

            (3) the failure of the Company to nominate Executive as a member of the Board upon expiration of his term as a director or the failure of Executive to be elected to a new term as a director upon such expiration (other than as a result of voluntary action by Executive or the Sale of the Company if after such sale, there is no longer a board of directors of the Company);

            (4) a reduction by the Company in Executive's base compensation or his target bonus opportunity or a material reduction in his employee benefits or perquisites;

            (5) the failure of the Company to pay to Executive any portion of Executive's compensation when due;

            (6) the termination of Executive's employment by the Company not in accordance with this Agreement;

            (7) the failure of the Company to obtain the assumption of Executive's employment arrangements by any successor; or

            (8)  a material breach by the Company of this Agreement.

     Executive shall give written notice to the Board of his intention to terminate for Good Reason, such notice to describe in detail the grounds on which the proposed termination is based. The Company shall have thirty days after the date that such written notice has been given to the Board in which to cure such grounds. For purposes of this Agreement, either party's giving notice of non-renewal as contemplated by the first sentence of Section 1(c)(i) hereof shall not constitute "Good Reason."

     (x) For purposes hereof, "Disability" means Executive's inability, due to disease, injury or mental disorder to perform with reasonable continuity his duties and responsibilities under this Agreement (i) for a period of 180 consecutive days, as determined in good faith by the Board, or (ii) for a period of 90 consecutive days in the event that a medical doctor selected by the Board determines that such Disability would

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     continue for an additional 90 days. If Executive disagrees with such determination by the Board or such medical doctor, Executive shall deliver written notice to the Company of such disagreement within ten days after the receipt by Executive of notice of such determination of Disability. Upon delivery of such notice, the Company and Executive shall jointly select a medical doctor to review such determination and determine whether Executive has a Disability. If the Company and Executive cannot agree jointly on a medical doctor, each party shall select a medical doctor and the two doctors shall select a third medical doctor who shall determine Executive's Disability hereunder.

          (d) Sale of the Company. For purposes hereof, a "Sale of the Company" shall be deemed to occur only upon (i) a sale of the business of the Company substantially as an entirety to any person or group, whether by means of an asset sale, a stock sale, a merger or otherwise, or (ii) the beneficial ownership by any person or group other than Gary Comer (the "Controlling Stockholder"), any family member, descendant or affiliate of the Controlling Stockholder and any trust or estate for his or their benefit (collectively, the "Comer Group") of an amount of the Company's common stock that is both (A) more than 35% of the Company's common stock and (B) a greater percentage of the Company's common stock than is at that time beneficially owned by the Comer Group; provided, however that a transfer of stock between or among members of the Comer Group shall not be deemed to constitute a Sale of the Company; provided further that, notwithstanding the foregoing, with respect to any transaction that contemplates the acquisition of 100% of the outstanding common stock of the Company by means of a tender offer followed by a merger, (i) the consummation of such tender offer shall not constitute a "Sale of the Company" hereunder, (ii) the consummation of such merger shall constitute a "Sale of the Company" hereunder, and (iii) any amounts that would become payable by the Company in respect of the consummation of such tender offer shall instead be paid upon the consummation of such merger.

     For purposes hereof, a "Change in Control" shall be deemed to occur only upon (i) a sale of the business of the Company substantially as an entirety to any person or group (other than a person or group controlling, controlled by or under common control with the Company immediately prior to such transaction), whether by means of an asset sale, a stock sale, a merger or otherwise, or (ii) a transaction whereby any person, entity or group (other than a person, entity or group controlling, controlled by or under common control with the Company immediately prior to such transaction) becomes the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of more than 50 percent of the voting power of the voting capital stock of the Company; provided, however that a transfer of stock between or among any person or group controlling, controlled by or under common control with the Company shall not be deemed to constitute a Change in Control; provided further that, notwithstanding the foregoing, with respect to any transaction that contemplates the acquisition of 100% of the outstanding common stock of the Company by means of a tender offer followed by a merger, (i) the consummation of such tender offer shall not constitute a "Change in Control" hereunder, (ii) the consummation of such merger shall constitute a "Change in Control" hereunder, and (iii) any amounts that would become payable by the Company in respect of the consummation of such tender offer shall instead be paid upon the consummation of such merger.

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     In the event that a Sale of the Company shall have occurred, and thereafter a Change in Control occurs during the Employment Period, then such Change in Control shall be deemed to be a Sale of the Company for all purposes under this Agreement as if the words "Change in Control" were substituted for the words "Sale of the Company" throughout this Agreement, other than with respect to
Section 1(c)(ix).

          (e) No Mitigation; No Offset. In the event of any termination of employment under Section 1(c) hereof, Executive shall be under no obligation to seek other employment and there shall be no offset against amounts due Executive under this Agreement on account of any remuneration attributable to any subsequent employment that he may obtain or, after a Sale of the Company, on account of any claims the Company or the Parent may have against him.

          (f) Nature of Payments. Any amounts due under Section 1(c) hereof are in the nature of severance payments considered to be reasonable by the Company and are not in the nature of a penalty.

     2. Inventions and Other Intellectual Property. Executive agrees that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, trademarks, slogans, product or other designs, advertising or marketing programs, and all similar or related information which relate to the Company's or any of its subsidiaries' or affiliates' business, research and development being conducted or products or services being sold or under development, at the time Executive's employment terminates, and which are (or were prior to the date of this Agreement) conceived, developed or made by Executive, whether alone or jointly with others, while employed by the Company or any such subsidiary or affiliate or any predecessor thereof ("Work Product") belong to the Company or such subsidiary or affiliate. Executive will promptly disclose such Work Product to the Board and perform all actions reasonably requested by the Board (whether during or after the Employment Period) to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney and other instruments).

     3. Limitation. Section 2 of this Agreement regarding the ownership of inventions and other intellectual property does not apply to the extent application thereof is prohibited by any law the benefits of which cannot be waived by Executive. Executive hereby waives the benefits of any such law to the maximum extent permitted by law.

     4. Confidential Information. Executive acknowledges that the information, observations and data obtained by him during the course of his employment with the Company concerning the business and affairs of the Company and its affiliates, including information concerning acquisition opportunities in or reasonably related to the Company's business or industry of which Executive becomes aware during his employment with the Company are the property of the Company. Therefore, other than in the course of performing his duties for the Company or any affiliate, Executive agrees that he will not disclose to any unauthorized person or use for his own account any of such information, observations or data without the Board's written consent, unless and to the extent that (x) he is required to do so by law or by a court, governmental agency, legislative body, or other person (including any committee of any such agency, body or other entity) with apparent jurisdiction to order him to divulge, disclose or make accessible such information, (y) it is necessary to enforce his rights under this Agreement or any

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other agreement with the Company or any affiliate or (z) the aforementioned matters become generally known to and available for use by the public or within the relevant trade or industry other than as a result of Executive's acts or omissions to act. Executive agrees to deliver to the Company at a Separation, or at any other time the Company may request in writing, all memoranda, notes, plans, records, reports and other documents (and copies thereof) relating to the business of the Company and its affiliates (including, without limitation, all acquisition prospects, lists and contact information) which he may then possess or have under his control; provided however, that Executive may retain for his personal use (and not for any use in violation of Section 5 hereof) his personal papers and other materials of a personal nature, including diaries, calendars and Rolodexes, any information he reasonably believes may be necessary for tax purposes, any information showing his compensation or relating to reimbursement of expenses and copies of plans, programs and agreements relating to his employment.

     5. Non-Compete, Non-Solicitation.

     (a) Executive acknowledges that in the course of his employment with the Company he has become and will become familiar with trade secrets and customer lists of and other confidential information concerning the Company and its subsidiaries and affiliates and predecessors thereof and that his services have been and will be of special, unique and extraordinary value to the Company.

     (b) Executive agrees that during the Employment Period and for a period of one year thereafter he shall not in any manner, directly or indirectly, through any person, firm or corporation, alone or as a member of a partnership or as an officer, director, stockholder, investor, employee or consultant of or in any other corporation or enterprise or otherwise, engage or be engaged in, or assist any other person, firm, corporation or enterprise in engaging or being engaged in, (1) the direct merchandising of clothing and associated products for men, women and children through selling channels consisting of mailings of catalogs directly to consumer and corporate and non-profit businesses as well as similar offerings through the Internet, (2) the direct merchandising of home textile products for bedrooms and bathrooms through selling channels consisting of mailings of catalogs directly to consumers as well as similar offerings through the Internet, (3) the operation of off-price liquidation outlet stores which have historically liquidated clothing and associated products below cost and are not intended to be a retail channel for profit, or (4) the collection, analysis and exchange of customer data relating to the business activities described in
(1), (2) and (3) above, in any case, in any geographic area in which the Company or any of its subsidiaries or affiliates conducted such business at any time prior to the cessation of the Employment Period (whether through merchandising, creative or other catalog retailing activities, manufacturing or production, marketing to or soliciting customers or prospective customers or otherwise) (a "Competitive Activity"). Notwithstanding the foregoing, Executive may serve as an officer, employee or otherwise provide services to an entity that engages in Competitive Activities so long as (i) such entity also engages in activities that are not Competitive Activities, (ii) Executive does not provide, in any manner, whether directly or indirectly, any services in connection with any Competitive Activity, (iii) Executive's duties, responsibilities and authority do not relate to any Competitive Activity, and (iv) Executive has no control, directly or indirectly, over any employee, officer or other person who

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engages in any manner in any Competitive Activity and no employee, officer or other person who engages in a Competitive Activity reports directly or indirectly to Executive.

     (c) Executive further agrees that during the Employment Period and for two years thereafter he shall not in any manner, directly or indirectly, solicit any full time employee of the Company or of any of its subsidiaries to quit or abandon his or her employ with the Company, or any Customer of the Company or of any of its subsidiaries to quit or abandon its relationship with the Company, for any purpose whatsoever. For purposes of this Section 5(c), "Customer" shall mean any customer of the Company or its subsidiaries who purchased at least $25,000 of goods or services from the Company and its subsidiaries during the two years prior to Executive's termination. Anything herein to the contrary notwithstanding, upon the request of an employee of the Company or its subsidiaries, Executive may provide personal references for such employee for employment with another entity; provided that to the knowledge of Executive, such employee would not be in breach of any written agreement between such employee and the Company as a result of such referral or employment by such other entity.

     (d) Nothing in this Section 5 shall prohibit Executive from being: (i) a stockholder in a mutual fund or a diversified investment company or (ii) a passive owner of not more than 2 percent of the outstanding stock of any class of a corporation which is publicly traded, so long as Executive has no active participation in the business of such corporation.

     (e) To the extent permitted by law, if, at the time of enforcement of this Section, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

     6. Executive Representations. Executive represents and warrants to the Company that (i) the execution, delivery and performance of this Agreement by Executive does not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which he is bound, (ii) Executive is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity other than the Company and (iii) upon the execution and delivery of this Agreement by the parties, this Agreement shall be the valid and binding obligation of Executive, enforceable in accordance with its terms.

     7. Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated:

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

                           If to the Company:

                           Lands' End, Inc.
                           5 Lands' End Lane
                           Dodgeville, Wisconsin 53595
                           Attention: General Counsel

                           If to Executive:

                           David F. Dyer
                           c/o Lands' End
                           5 Lands' End Lane
                           Dodgeville, Wisconsin 53595

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when so delivered or sent or, if mailed, five days after deposit in the U.S. mail.

     8. Tax Matters. (a) Gross Up Amount. In the event Executive incurs (through withholding or otherwise) any excise tax ("Excise Tax") under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), on "excess parachute payments" made by the Company in connection with the consummation of a change in control transaction, the Company shall pay Executive, prior to the time any such Excise Tax is payable, an additional amount (the "Gross Up Amount") which, after the imposition of all income and excise taxes thereon, is sufficient to put Executive in the same after-tax position as Executive would have been had Executive not been subject to any such Excise Tax; provided however, that if Executive would receive parachute payments (as defined in Section 280G of the Code) in connection with the consummation of a change in control transaction, and the net after-tax benefit of receiving such parachute payments plus the Gross Up Amount would be less than 125% of the net-after-tax benefit that Executive would receive if the amount of such parachute payments were reduced so that no Excise Tax were owing, then no Gross Up Amount shall be paid to Executive and the cash portion of any parachute payments made to Executive shall be reduced so that no Excise Tax shall be owed. For purposes of this Section, the net-after-tax benefit of payments shall be determined by assuming that Executive is subject to the highest federal marginal tax rate, the highest marginal rate of taxation in the state and locality of Executive's primary place of business and by assuming that state and local tax payments are deductible by Executive for federal income tax purposes at the highest marginal rate. In the event the Internal Revenue Service adjusts the computation of the Company under this Section 8, the Company shall reimburse Executive or Executive shall return payment to the Company to the extent necessary to achieve the purpose of this
Section 8.

     (b) Notification of Claim. Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross Up Amount. Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which he gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall:

     (i) give the Company any information requested by the Company relating to such claim;

     (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

     (iii) cooperate with the Company in good faith in order to effectively contest such claim; and

     (iv) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including, without limitation, additional interest and penalties incurred by Executive and any costs and expenses of Executive for legal and tax advice in connection with any proceedings relating to such claims) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Executive shall in any event be entitled to select his own legal and tax advisors in connection with any proceeding contemplated hereunder and he shall be reimbursed the costs and expenses thereof as provided in the preceding sentence. Without limiting the foregoing provisions of this Section 8, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Executive to pay such claims and sue for a refund, the Company shall advance the amount of such payment to Executive, on an after-tax basis, for any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and provided, further, that if Executive is required to extend the statute of limitations to enable the Company to contest such claim, Executive may limit this extension solely to such contested amount. The Company's control of the contest shall be limited to issues with respect to which a Gross Up Amount would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

     9. General Provisions.

     (a) Expenses. Executive is authorized to incur reasonable expenses in carrying out his duties and responsibilities under this Agreement and the Company shall promptly reimburse him for all legitimate business expenses incurred in connection with carrying out the business of the Company, subject to documentation and in accordance with the Company's reimbursement policies. In addition, the Company agrees (i) to pay, and hold Executive harmless against the liability for payment of (A) one-half of the reasonable legal and other expenses of Executive incurred in connection with the negotiation and execution of this Agreement on and prior to May 8, 2002, and thereafter, 100% of such expenses and
(B) the reasonable legal expenses of Executive incurred in connection with litigation concerning the termination of Executive for Cause in which Executive is the prevailing party or which is settled by the parties and (ii) to reimburse Executive for all reasonable attorneys' fees incurred by Executive in enforcing his rights under this Agreement should Executive prevail with respect to any claim.

     (b) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

     (c) Complete Agreement. This Agreement embodies the complete agreement and understanding among the parties with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. In the event of any inconsistency between any provision of this Agreement and any provision of any plan, employee handbook, personnel manual, program, policy, arrangement or agreement of the Company or any affiliate (including the Parent), the provisions of this Agreement shall control to the extent more favorable to Executive.

     (d) Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

     (e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs (in the case of Executive) and assigns. No rights or obligations of the Company under this Agreement may be assigned or transferred by the Company except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation, or the sale or liquidation of all or substantially all of the assets of the Company, provided in either case that the successor, assignee or transferee is the successor to all or substantially all of the assets of the Company and such successor, assignee or transferee assumes the liabilities, obligations and duties of the Company, as contained in this Agreement, either contractually or as a matter of law. The Company further agrees that, in the event of a sale of assets or liquidation as described in the preceding sentence, it shall take whatever action it legally can in order to cause such assignee or transferee to expressly assume the liabilities, obligations and duties of the Company hereunder. No rights or obligations of Executive under this Agreement may be assigned or transferred by Executive other than his rights to compensation and benefits, which may be transferred only by will or operation of law.

     (f) Tax Withholding. The Company may withhold from any benefits payable under this Agreement all federal, state, city, or other taxes as may be required pursuant to any law or governmental regulation or ruling.

     (g) Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement and the exhibits hereto will be governed by and construed in accordance with the internal laws of the State of Wisconsin, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Wisconsin or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Wisconsin.

     (h) Remedies. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

     (i) Amendment and Waiver. No provision in this Agreement may be amended unless such amendment is agreed to in writing and signed by Executive and an authorized officer of the Company. No waiver by either party of any breach by the other party of any condition or provision contained in this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time. Any waiver must be in writing and signed by Executive or an authorized officer of the Company, as the case may be.

     (j) Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or holiday in the state in which the Company's chief executive office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday or holiday.

     (k) Representation. The Company represents and warrants to Executive that
(i) the execution, delivery and performance of this Agreement by the Company does not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Company is a party or by which it is bound, (ii) it is fully authorized and empowered (including, without limitation, by any action, if any, required to be taken by the Board or any committee thereof) to enter into this Agreement and
(iii) upon the execution and delivery of this Agreement by the parties, this Agreement shall be the valid and binding obligation of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

     (l) Survival. The respective rights and obligations of the parties hereunder shall survive any termination of Executive's employment to the extent necessary to the intended preservation of such rights and obligations.

     (m) Resolution of Disputes. Any disputes arising under or in connection with this Agreement shall, at the election of either party, be resolved by binding arbitration, to be held on a confidential basis in Madison, Wisconsin, in accordance with rules and procedures of the American Arbitration Association (it being understood that the parties will not disclose to any third party any aspect of such arbitration). Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Costs of the arbitration or litigation, including, without limitation, attorneys' fees of both parties, shall be borne as provided in Section 9(a) hereof.

     (n) Contractual Rights and Obligations. This Agreement establishes contractual rights and obligations of Executive and the Company. Nothing herein shall be deemed to require the Company to segregate, earmark or otherwise set aside any funds or other assets, in trust or otherwise, for any payments that may be required hereunder.

     (o) Indemnification and Directors' and Officers' Liability Insurance. During the Employment Period and thereafter, the Company and, in the event of a Sale of the Company, the Parent agree that (i) Executive shall be indemnified (and advanced his expenses) to the fullest extent permitted by (a) the certificate of incorporation and/or by-laws of the Company and, if there is a Sale of the Company, of the Parent or (b) if greater, applicable law and (ii) Executive shall be covered by directors' and officers' liability insurance on terms and conditions no less favorable to Executive than provided to other similarly-situated officers of the Company and, in the event of a Sale of the Company, of the Parent.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

                                                    LANDS' END, INC.

                                                      /s/ Karl A. Dahlen
                                                    ----------------------------
                                                    By:   Karl A. Dahlen
                                                    Its:  Vice President and
                                                          Senior Legal Officer


                                                    DAVID F. DYER

                                                    /s/ David F. Dyer
                                                    ----------------------------
                                                    David F. Dyer

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